

June 22, 2010

Via U.S. mail and facsimile

Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
1111 Superior Ave.
Cleveland, OH 44114-2584

>   RE: **Form 10-K for the year ended December 31, 2009**
>   **File No. 1-1396**

Dear Mr. Fearon:

We have reviewed your response letter dated June 9, 2010 and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Consolidated Financial Statements

Retirement Benefit Plans, page 33

1. We note your response to comment three from our letter dated May 17, 2010. Your response indicates that the expected long-term return on plan assets assumption was 8.95% as of December 31, 2009 for your United States plans and 7.06% as of December 31, 2009 for your non-United States plans. Considering that a change in the expected long-term return on plan assets assumption directly affects the amount of recorded pension expense in given period, please tell us how you determined that these rates did not represent significantly different assumptions for your United States plans and your non-United States plans.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3769 if you have any questions regarding this comment.

Sincerely,

Rufus Decker
Accounting Branch Chief